Exhibit 12

DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

Year to Date
Ended
February 1, 2004
Income before provision for income taxes and cumulative effect of a change in an accounting principle	$16,650
Fixed charges:
Interest expense **	7,443
Capitalized interest	171
Estimate of interest included in rental expense ***	8,332

Total fixed charges	$15,946
Income before provision for income taxes and cumulative effect of a change in an accounting principle, less capitalized interest	$32,425
Ratio of earnings to fixed charges:	2.03

**	Interest expense includes interest in association with debt and amortization of debt issuance costs.

***	Fixed charges include our estimate of interest included in rental payments made under operating leases.